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                                UNITED STATES
                                SECURITIES AND
                             EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934

                              (Amendment No. 1)

                            Newberry Bancorp, Inc.
                                NAME OF ISSUER

                    Common Stock, par value $.01 per share
                        (TITLE OF CLASS OF SECURITIES)

                                 650 667 207
                                (CUSIP NUMBER)

                               Keith E. Brenner
                   135 Green Meadow Lane, Boulder, CO 80302
         (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                     RECEIVE NOTICES AND COMMUNICATIONS)


                                 May 31, 1995
           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              Page 1 of 9 Pages

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CUSIP NO. 650 667 207
- --------------------------------------------------------------------------------
1)    Name of Reporting Person                       Keith E. Brenner

      S.S. or I.R.S. Identification
        No. of Above Person                          ###-##-####
- --------------------------------------------------------------------------------
2)    Check the Appropriate Box                      (a) x
      if a Member of a Group                         (b)
        (See Instructions)
- --------------------------------------------------------------------------------
3)    SEC Use Only

- --------------------------------------------------------------------------------
4)    Source of Funds (See Instructions)             00 (exchange of
                                                            shares)

- --------------------------------------------------------------------------------
5)    Check Box if Disclosure of Legal
        Proceedings is Required                      / /
        Pursuant to Items 2(d) or 2(e)
- --------------------------------------------------------------------------------
6)    Citizenship or Place of
        Organization                                 Canada
- --------------------------------------------------------------------------------
                         7) Sole Voting Power        22,819
Number of                -------------------------------------------------------
Shares                   8) Shared Voting
Beneficially                                         708
Owned by                 -------------------------------------------------------
Each Report-             9) Sole Dispositive
 ing Person                 Power                    22,819
With                     -------------------------------------------------------
                         10)Shared Dispositive
                            Power                    708
- --------------------------------------------------------------------------------
11)   Aggregate Amount Beneficially
        Owned by Each Reporting Person               23,527
- --------------------------------------------------------------------------------
12)     Check Box if the Aggregate Amount
        in Row (11) Excludes Certain                 / /
        Shares (See Instructions)
- --------------------------------------------------------------------------------
13)     Percent of Class Represented
        by Amount in Row (11)                        1.94
- --------------------------------------------------------------------------------
14)     Type of Reporting Person                     IN
        (See Instructions)
- --------------------------------------------------------------------------------

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CUSIP NO. 650 667 207
- --------------------------------------------------------------------------------
1)    Name of Reporting Person                       Scott E. Brenner

      S.S. or I.R.S. Identification
        No. of Above Person                          ###-##-####
- --------------------------------------------------------------------------------
2)    Check the Appropriate Box                      (a) x
      if a Member of a Group                         (b)
        (See Instructions)
- --------------------------------------------------------------------------------
3)    SEC Use Only

- --------------------------------------------------------------------------------
4)    Source of Funds (See Instructions)             00 (exchange of
                                                            shares)

- --------------------------------------------------------------------------------
5)    Check Box if Disclosure of Legal
        Proceedings is Required                      / /
        Pursuant to Items 2(d) or 2(e)
- --------------------------------------------------------------------------------
6)    Citizenship or Place of
        Organization                                 Canada
- --------------------------------------------------------------------------------
                         7) Sole Voting Power
Number of                -------------------------------------------------------
Shares                   8) Shared Voting
Beneficially                                         354
Owned by                 -------------------------------------------------------
Each Report-             9) Sole Dispositive
 ing Person                 Power
With                     -------------------------------------------------------
                         10)Shared Dispositive
                            Power                    354
- --------------------------------------------------------------------------------
11)   Aggregate Amount Beneficially
        Owned by Each Reporting Person               354
- --------------------------------------------------------------------------------
12)     Check Box if the Aggregate Amount
        in Row (11) Excludes Certain                 / /
        Shares (See Instructions)
- --------------------------------------------------------------------------------
13)     Percent of Class Represented
        by Amount in Row (11)                        .03%
- --------------------------------------------------------------------------------
14)     Type of Reporting Person                     IN
        (See Instructions)
- --------------------------------------------------------------------------------

CUSIP NO. 650 667 207
- --------------------------------------------------------------------------------
1)    Name of Reporting Person                       Kelly L. Brenner

      S.S. or I.R.S. Identification
      No. of Above Person                            ###-##-####
- --------------------------------------------------------------------------------
2)    Check the Appropriate Box                      (a) x
      if a Member of a Group                         (b)
      (See Instructions)
- --------------------------------------------------------------------------------
3)    SEC Use Only

- --------------------------------------------------------------------------------
4)    Source of Funds (See Instructions)             00 (exchange of
                                                            shares)

- --------------------------------------------------------------------------------
5)    Check Box if Disclosure of Legal
      Proceedings is Required                        / /
      Pursuant to Items 2(d) or 2(e)
- --------------------------------------------------------------------------------
6)    Citizenship or Place of
      Organization                                   USA
- --------------------------------------------------------------------------------
                         7) Sole Voting Power
Number of                -------------------------------------------------------
Shares                   8) Shared Voting
Beneficially                                         354
Owned by                 -------------------------------------------------------
Each Report-             9) Sole Dispostive
  ing Person                Power
With                     -------------------------------------------------------
                         10)Shared Dispositive
                            Power                    354
- --------------------------------------------------------------------------------
11)   Aggregate Amount Beneficially
        Owned by Each Reporting Person               354
- --------------------------------------------------------------------------------
12)     Check Box if the Aggregate Amount
        in Row (11) Excludes Certain                 / /
        Shares (See Instructions)
- --------------------------------------------------------------------------------
13)     Percent of Class Represented
        by Amount in Row (11)                        .03%
- --------------------------------------------------------------------------------
14)     Type of Reporting Person                     IN
        (See Instructions)
- --------------------------------------------------------------------------------


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CUSIP NO. 650 667 207
- --------------------------------------------------------------------------------
1)    Name of Reporting Person                     Copy Time Communications Ltd.

      S.S. or I.R.S. Identification
        No. of Above Person                        788 54601
- --------------------------------------------------------------------------------
2)    Check the Appropriate Box                    (a) x
      if a Member of a Group                       (b)
        (See Instructions)
- --------------------------------------------------------------------------------
3)    SEC Use Only

- --------------------------------------------------------------------------------
4)    Source of Funds (See Instructions)           CF


- --------------------------------------------------------------------------------
5)    Check Box if Disclosure of Legal
        Proceedings is Required                    / /
        Pursuant to Items 2(d) or 2(e)
- --------------------------------------------------------------------------------
6)    Citizenship or Place of
        Organization                               Vancouver, B.C. Canada
- --------------------------------------------------------------------------------
                         7) Sole Voting Power      0
Number of                -------------------------------------------------------
Shares                   8) Shared Voting
Beneficially                                       0
Owned by                 -------------------------------------------------------
Each Report-             9) Sole Dispositive
  ing Person                Power                  0
With                     -------------------------------------------------------
                         10)Shared Dispositive
                            Power                  0
- --------------------------------------------------------------------------------
11)   Aggregate Amount Beneficially
        Owned by Each Reporting Person             0
- --------------------------------------------------------------------------------
12)   Check Box if the Aggregate Amount
        in Row (11) Excludes Certain               / /
        Shares (See Instructions)
- --------------------------------------------------------------------------------
13)     Percent of Class Represented
        by Amount in Row (11)                      0
- --------------------------------------------------------------------------------
14)     Type of Reporting Person                   IN
        (See Instructions)
- --------------------------------------------------------------------------------


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ITEM 1.     SECURITY AND ISSUER.

        The Amendment to the (the "Amendment") Joint Statement (the "Statement") on Schedule 13D of Keith E. Brenner, Scott E. Brenner, Kelly L. Brenner and Copytime Communications Ltd., filed May 28, 1991, in relation to the Common Stock, par value $.01 per share ("Common Stock"), of Newberry Bancorp, Inc., a Delaware corporation (the "Corporation") is amended as set forth below. The Corporation's principal executive office address is 209 East Portage Ave, Sault Ste. Marie, MI 49783.

        This Amendment is being filed in connection with the sale by Keith E. Brenner of 44,266 shares of Common Stock and the sale by Copytime
Communications Ltd. of 1,220 shares of Common Stock in a private transaction for $3.75 per share.

        The following information is added to the Statement:

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

Paragraphs (a), (b), (c) and (e) of Item 5 of the Statement are hereby amended to read in their entirety as follows:

        "(a) - (b) The aggregate number of shares of Common Stock deemed to be beneficially owned by Keith E. Brenner is 23,527 representing 1.94% of the outstanding shares of Common Stock, based on the number of shares of Common Stock reported as outstanding as of March 25, 1995 in the Corporation's Report on Form 10-K for the twelve months ended December 31, 1994. Of such shares, he has sole voting and depositive power as to 22,819 shares and shared voting and dispositive power as to 708 shares held in the names of other reporting persons. The aggregated number of shares of Common Stock deemed to be beneficially owned by each of Scott E. Brenner and Kelly L. Brenner for the purpose of this Statement is 708. They each share voting and dispositive power, together with Keith E. Brenner, their father, as to such shares. Such 708 shares represent 0.03% of the outstanding shares of Common Stock as of December 31, 1994."

        "(c) The only transactions in the shares of Common Stock which have been effected by any of the reporting persons since the filing of the Statement is the sale of 44,266 shares of Common Stock by Keith E. Brenner on May 31, 1995 in a private sales at a price $3.75 per share, and the sales by Copytime Communications Ltd. also on May 31, 1995 in a private sales at a price of $3.75 per share."

        "(e) The reporting persons ceased to be beneficial owners of more than 5% of the Common Stock on May 31, 1995."

ITEM 7.     MATERIALS TO BE FILED AS EXHIBITS.

        1. Joint filing agreement of the signatories to this Amendment.



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                                  SIGNATURE


        After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Amendment is true, complete and correct.

This statement may be executed in counterparts.

Dated: June 14, 1995

                                         KEITH E. BRENNER
                                         --------------------------------------
                                         Keith E. Brenner, for himself and as
                                         legal guardian of Scott E. Brenner and
                                         Kelly L. Brenner


                                         KEITH E. BRENNER
                                         --------------------------------------
                                         Copytime Communications, Ltd.
                                         Keith E. Brenner, President


                                    Page 7

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Exhibit Index

                Exhibit                             Sequentially Numbered Pages
                -------                             ---------------------------

1.      Joint filing agreement of                               9
        Keith E. Brenner, Scott E. Brenner,
        Kelly L. Brenner and
        Copytime Communications Ltd.



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